ROCHE BAY PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the six months ending 30 September 2006

ROCHE BAY PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60527

PROFIT AND LOSS ACCOUNT

For the six months ended 30 September 2006

	30 September 2006 $	30 September 2005 $
Income		
Interest Received	25,065	-
Expenditure	1,936,554	181,804
Administrative Expenses	508,381	181,804
Exploration Expenses	1,149,582	-
Professional fees and Commissions	278,591	-
Loss for the period	1,911,489	181,804
Accumulated Loss at beginning of the period	1,764,250	742,620
Accumulated Loss at end of the period	$ 3,675,739	$ 924,424

ROCHE BAY PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60527

BALANCE SHEET
at 30 September 2006

	30 September 2006 $	30 September 2005 $
Fixed Assets	4,892,050	4,775,676
Mining Properties	4,795,833	4,775,676
Other Fixed Property	61,436	-
Movable Assets	34,781	-
Net Current Assets	394,187	-
Current Assets	1,223,329	-
Cash at Bank	1,151,898	-
Accounts receivable	71,431	-
Current Liabilities	829,142	-
Accounts Payable - falling due within the year		
Accounts Payable - falling due after more than one year	267,594	264,890
Total Net Assets	$ 5,018,643	$ 4,510,786
Capital and Reserves		
Called up Share Capital	66,734	61,016
Share Premium Account	8,627,648	5,374,194
Profit and Loss account	(3,675,739)	(924,424)
Total Shareholders' Funds	$ 5,018,643	$ 4,510,786
Total Number of Shares at Issue	6,673,360	6,101,610